UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Soleno Therapeutics Inc.
(Name of Issuer)
Common Stock, par value $0.001 per share
(Title of Class of Securities)
834203200
(CUSIP Number)

John Heard Abingworth LLP Princes House 38 Jermyn Street London, England SW1Y 6DN +44 20 7534 1500
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 21, 2018
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [    ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 834203200
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth LLP 98-0518585

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,903,568*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,903,568*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,903,568*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 15.4%*

14. Type of Reporting Person (See Instructions): PN

*As of December 21, 2018 (the “Event Date”), Abingworth LLP (“Abingworth”) may be deemed to beneficially own an aggregate of 4,903,568 shares of common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics, Inc. (the “Issuer”). 4,669,272 of the Common Shares reported above are held by Abingworth Bioventures VII, LP (“ABV VII”), 233,463 of the Common Shares reported above are issuable within 60 days of the Event Date upon exercise of a warrant (the “Warrant”) held by ABV VII and 833 of the Common Shares reported above are issuable within 60 days of the Event Date upon exercise of a stock option (the “Option”) held by Dr. Andrew Sinclair, a director of the Issuer. Abingworth, as the investment manager of ABV VII, may be deemed to beneficially own the 4,669,272 Common Shares and the Warrants exercisable into 233,463 Common Shares held by ABV VII and the 833 Common Shares issuable upon exercise of the Option within 60 days of the Filing. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth, as a result of which each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 15.4% of the Common Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 31,707,616 Common Shares issued and outstanding as of the Event Date based on information received from the Issuer.

CUSIP No. 834203200
1. Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only):
Abingworth Bioventures VII, LP 93-1331173

2. Check the Appropriate Box if a Member of a Group (See Instructions):		(a) [ ]
		(b) [ ]

3. SEC Use Only
4. Source of Funds (See Instructions): WC (See Item 3)

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

6. Citizenship or Place of Organization: England

Number of	7. Sole Voting Power:	0
Shares Beneficially	8. Shared Voting Power:	4,903,568*
Owned by
Each Reporting	9. Sole Dispositive Power:	0
Person With	10. Shared Dispositive Power:	4,903,568*

11. Aggregate Amount Beneficially Owned by Each Reporting Person: 4,903,568*

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): [ ]

13. Percent of Class Represented by Amount in Row (11): 15.4%*

14. Type of Reporting Person (See Instructions): PN

*Consists of 4,669,272 Common Shares and Warrants to purchase up to 233,463 Common Shares held directly by ABV VII and 833 Common Shares issuable within 60 days of the Event Date upon exercise of the Option held by Dr. Andrew Sinclair, a director of the Issuer. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth, as a result of which each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended, Abingworth may be deemed to beneficially own 15.4% of the Common Shares deemed issued and outstanding.

The foregoing beneficial ownership percentage is based upon 31,707,616 Common Shares issued and outstanding as of the Event Date based on information received from the Issuer.

Item 1.	Security and Issuer

This Schedule 13D relates to the common stock, par value $0.001 per share (the “Common Shares”), of Soleno Therapeutics Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 1235 Radio Road, Suite 110, Redwood City, CA 94065.

Item 2.	Identity and Background

This statement is being filed on behalf of Abingworth Bioventures VII, LP (“ABV VII”), and Abingworth LLP (“Abingworth” together with ABV VII, the “Reporting Persons”), the investment manager of ABV VII.

Abingworth Bioventures VII GP LP, a Scottish limited partnership, serves as the general partner of ABV VII.  Abingworth General Partner VI LLP, an English limited liability partnership (together with Abingworth Bioventures VII GP LP, the “General Partners”), serves as the general partner of Abingworth Bioventures VII GP LP.  ABV VII (acting by its general partner Abingworth Bioventures VII GP LP, acting by its general partner Abingworth General Partner VII LLP) has delegated to Abingworth all investment and dispositive power over the securities held by ABV VII.  An investment committee of Abingworth, comprised of Stephen W. Bunting, Timothy Haines, Kurt von Emster, Shelly Chu and Genghis Lloyd-Harris (collectively the “Investment Committee”), approves investment and voting decisions by a majority vote, and no individual member has the sole control or voting power over the securities held by ABV VII. Each of Abingworth, Abingworth Bioventures VII GP LP, Abingworth General Partner VII LLP, and each member of the Investment Committee disclaims beneficial ownership of the Common Shares and Warrants held by ABV VII, and the Option (defined below) granted to Dr. Sinclair.

The address of the principal business office of each of the Reporting Persons is c/o Abingworth LLP, Princes House, 38 Jermyn Street, London, England SW1Y 6DN.

The principal business of ABV VII is to invest in and assist growth-oriented businesses in the life science and biomedical industries. The principal business of Abingworth is to serve as the investment manager to certain investment funds, including ABV VII.

None of the Reporting Persons, the General Partners or any of their respective executive officers has, during the last five years, been convicted in a criminal proceeding.

None of the Reporting Persons, the General Partners or any of their executive officers has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ABV VII is a limited partnership organized under the laws of England. Abingworth is a limited liability partnership organized under the laws of England.

Item 3.	Source and Amount of Funds or Other Consideration

On December 19, 2018, pursuant to a Securities Purchase Agreement between AB VII and the Issuer (the “Securities Purchase Agreement”), ABV VII purchased 4,669,727 units (the “Units”) in a private placement. Each Unit consists of one (1) Common Share, and a warrant to purchase 0.05 Common Shares (each, a “Warrant” and, collectively, the “Warrants”), at a price per Unit of $1.60625 (the “Purchase Price”). ABV VII purchased these Units with its investment capital for an aggregate purchase price of $7,500,018.15. The Purchase Price consists of $1.60 per Common Share and $0.00625 for each Warrant. The exercise price of the Warrants is $2.00 per share.

On December 21, 2018, a stock option (the “Option”) was granted to Dr. Sinclair, as director’s compensation, with respect to 20,000 Common Shares, with 100% of the shares vesting in 48 equal monthly installments beginning on December 21, 2018. The Option can be exercised at any time as to vested shares, at an exercise price of $1.57, until the expiration date of December 21, 2028. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold this Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of Abingworth. As a result, for purposes of Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Pursuant to its vesting terms, the Option will become exercisable for 833 Common Shares within 60 days of the Event Date. Neither ABV VII nor Abingworth directly owns any of these Common Shares.

The foregoing summary of the private placement does not purport to be complete and is subject to, and qualified in its entirety by, the full text of the Securities Purchase Agreement and Warrant, forms of which are incorporated by reference as Exhibit 2 and Exhibit 3, respectively, in Item 7 of this Schedule 13D and are incorporated herein by reference.

Item 4.	Purpose of Transaction

The Reporting Persons acquired the securities reported herein for investment in the ordinary course of business because of their belief that the Issuer represents an attractive investment based on the Issuer’s business prospects and strategy. The Reporting Persons reserve the right to acquire, or cause to be acquired, additional securities of the Issuer, to dispose of, or cause to be disposed of, such securities at any time or to formulate other purposes, plans or proposals regarding the Issuer or any of its securities, to the extent deemed advisable in light of general investment and trading policies of the Reporting Persons, market conditions or other factors.

Currently, Dr. Andrew Sinclair, Partner and Portfolio Manager of Abingworth, serves on the Board of Directors of the Issuer (the “Board”). Dr. Sinclair was appointed to the Board on December 21, 2018. Dr. Sinclair will serve as a Class I director, with a term expiring at the annual meeting of stockholders to be held in 2021, when he is expected to stand for election by a vote of the Issuer’s stockholders. Dr. Sinclair will also serve on the Issuer’s Audit Committee and Nominating Committee.

Except as set forth herein, the Reporting Persons do not have any plan or proposal that would relate to, or result in, any of the matters set forth under subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

As of the Event Date, Abingworth as the investment manager of ABV VII may be deemed to beneficially own an aggregate of 4,903,568 Common Shares of the Issuer consisting of 4,669,272 Common Shares, Warrants to purchase up to 233,463 Common Shares held directly by ABV VII and 833 Common Shares issuable within 60 days of the Event Date upon exercise of the Option held by Dr. Andrew Sinclair, a director of the Issuer. Under an agreement between Dr. Sinclair and Abingworth, Dr. Sinclair is deemed to hold the Option and any Common Shares issuable upon exercise of the Option for the benefit of ABV VII, and must exercise the Option solely upon the direction of

Abingworth. As a result, each of ABV VII and Abingworth may be deemed to beneficially own any Common Shares issuable upon exercise of the Option within 60 days of the Event Date. Thus, as of the Event Date, for purposes of Rule 13d-3 under the Exchange Act, Abingworth may be deemed to beneficially own 15.4% of the Common Shares deemed issued and outstanding.

Except as described herein, during the past sixty (60) days on or prior to December 21, 2018 (the “Event Date”), and from the Event Date to the Event Date, there were no other purchases or sales of Common Shares, or securities convertible into or exchangeable for Common Shares, by the Reporting Persons or any person or entity for which the Reporting Persons possess voting or dispositive control over the securities thereof.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 3 with regards to the Securities Purchase Agreement and the Warrant is incorporated by reference herein.

Except as otherwise set forth in this Schedule 13D, there are no contracts, arrangements, understandings or similar relationships existing with respect to the securities of the Issuer and any of the Reporting Persons.

Item 7.	Material to be Filed as Exhibits

The following exhibit is incorporated into this Schedule 13D:

Exhibit 1	Joint Filing Agreement, dated December 27, 2018, signed by each of the Reporting Persons in order to confirm that this Schedule 13D (and any amendments hereto) are being filed on behalf of each of the Reporting Persons.

Exhibit 2	Form of Securities Purchase Agreement, dated December 19, 2018 (incorporated by reference to Exhibit 10.1 to the Form 8-K filed by the Issuer on December 19, 2018).

Exhibit 3	Form of Common Stock Purchase Warrant (incorporated by reference to Exhibit 4.1 to the Form 8-K filed by the Issuer on December 19, 2018).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  December 27, 2018

ABINGWORTH BIOVENTURES VII, LP

By: Abingworth LLP, its Manager

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Abingworth LLP

By:	/s/ John Heard
Name: John Heard
Title: Authorized Signatory

Attention: Intentional misstatements or omissions of fact constitute
Federal criminal violations (See 18 U.S.C. 1001).